                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------


                                 AMENDMENT NO. 5
                                       TO
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)


                           --------------------------


                            LNR PROPERTY CORPORATION
                                (Name of Issuer)
                           --------------------------


                     COMMON STOCK, PAR VALUE $0.10 PER SHARE
                         (Title of Class of Securities)
                           --------------------------

                                    501940100
                                 (CUSIP Number)
                           --------------------------

                            DAVID W. BERNSTEIN, ESQ.
                             CLIFFORD CHANCE US LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                           --------------------------


                                 AUGUST 29, 2004
             (Date of Event Which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No. 501940100                   13D                     Page 2 of 12 Pages
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      MFA LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCES OF FUNDS

      NOT APPLICABLE
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER

 NUMBER OF        --------------------------------------------------------------
   SHARES         8.    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              7,188,631
    EACH          --------------------------------------------------------------
 REPORTING        9.    SOLE DISPOSITIVE POWER
PERSON WITH
                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

                        7,188,631
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,188,631
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      26.5%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------

CUSIP No. 501940100                   13D                     Page 3 of 12 Pages
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      LMM FAMILY CORP.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCES OF FUNDS

      NOT APPLICABLE
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER

                  --------------------------------------------------------------
 NUMBER OF        8.    SHARED VOTING POWER
   SHARES
BENEFICIALLY            8,637,831
  OWNED BY        --------------------------------------------------------------
    EACH          9.    SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH       --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

                        8,637,831
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,637,831
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      30.2%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

CUSIP No. 501940100                    13D                    Page 4 of 12 Pages
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      MARITAL TRUST I CREATED UNDER AMENDED AND RESTATED REVOCABLE TRUST AGREEMENT DATED JUNE 8, 2001
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCES OF FUNDS

      NOT APPLICABLE
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER

 NUMBER OF        --------------------------------------------------------------
   SHARES         8.    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              8,637,831
    EACH          --------------------------------------------------------------
 REPORTING        9.    SOLE DISPOSITIVE POWER
PERSON WITH
                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

                        8,637,831
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,637,831
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      30.2%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------


                               Page 4 of 12 Pages

CUSIP No. 501940100                   13D                     Page 5 of 12 Pages
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      THE MILLER CHARITABLE FUND, L.P.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCES OF FUNDS

      NOT APPLICABLE
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) OR 2(e)                                                           [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER

 NUMBER OF        --------------------------------------------------------------
   SHARES         8.    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              1,449,200
    EACH          --------------------------------------------------------------
 REPORTING        9.    SOLE DISPOSITIVE POWER
PERSON WITH
                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

                        1,449,200
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,449,200
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.8%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------


                               Page 5 of 12 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      On August 29, 2004, Riley Property Holdings LLC, a newly formed company that will be majority owned by funds managed by Cerberus Capital Management, LP and Blackacre Institutional Capital Management, LLC, agreed to acquire the registrant through a cash merger for $63.10 per share. The transaction must, among other things, be approved by the holders of a majority in voting power of the outstanding shares of Common Stock and Class B Common Stock, voting together as though they were a single class.

      In connection with the transaction, Stuart Miller, The LM Stuart Miller Irrevocable Trust U/A 10/6/94 (of which Stuart Miller is a beneficiary), MFA Limited Partnership and The Miller Charitable Fund, L.P. agreed (a) to acquire approximately 20.4% of Riley Property Holdings for $150 million (to be paid by exchanging shares of registrant for interests in Riley Property Holdings), and
(b) to vote all their shares of stock of registrant in favor of the transaction with Riley Property Holdings and against any competing transactions.

      Because the four parties to the Voting Agreement have the power to cast approximately 77.35% of the votes that can be cast with regard to the transaction, that Voting Agreement will assure stockholder approval of the transaction. However, if registrant's Board of Directors, or a Special Committee of that Board of Directors consisting entirely of independent directors, withdraws its recommendation that stockholders vote in favor of the transaction or modifies that recommendation in a way that is adverse to the transaction, the Voting Agreement will terminate unless within five days a party notifies Riley Property Holdings that the Voting Agreement will remain in effect as to that party.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A.  Voting Agreement dated as of August 29, 2004, among Riley Property
            Holdings LLC, Stuart Miller, The LM Stuart Miller Irrevocable Trust U/A 10/6/94, MFA Limited Partnership and The Miller Charitable Fund, L.P.

Exhibit B.  Equity investment commitment letter dated August 29, 2004, executed by Stuart Miller, The LM Stuart Miller Irrevocable Trust U/A 10/6/94, MFA Limited Partnership and The Miller Charitable Fund, L.P.


                               Page 6 of 12 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 30, 2004



                                        MARITAL TRUST I UNDER LEONARD MILLER
                                        AMENDED AND RESTATED REVOCABLE TRUST
                                        AGREEMENT DATED JUNE 8, 2001


                                        By  /s/ Stuart A. Miller
                                            ------------------------------------
                                            Stuart A. Miller, Trustee


                                        LMM FAMILY CORPORATION



                                        By  /s/ Stuart A. Miller
                                            ------------------------------------
                                            Stuart A. Miller, President


                                        MFA LIMITED PARTNERSHIP
                                           By LMM FAMILY CORPORATION, General
                                              Partner



                                        By  /s/ Stuart A. Miller
                                            ------------------------------------
                                            Stuart A. Miller, President


                                        THE MILLER CHARITABLE FUND, L.P.
                                        By: LMM Family Corp.
                                            its Sole General Partner


                                        By  /s/ Stuart A. Miller
                                            ------------------------------------
                                            Name:  Stuart A. Miller
                                            Title: President


                               Page 7 of 12 Pages

                                    EXHIBIT A


                         AMENDED JOINT FILING AGREEMENT


In accordance with Rule 13d-k(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.10 per share, of LNR Property Corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 30th day of August 2004.


                                        MFA LIMITED PARTNERSHIP
                                        By: LMM Family Corp.
                                            its General Partner


                                        By:/s/ Stuart A. Miller
                                           -------------------------------------
                                           Name:  Stuart A. Miller
                                           Title: President


                                        LMM FAMILY CORP.

                                        By:/s/ Stuart A. Miller
                                           -------------------------------------
                                           Name:  Stuart A. Miller
                                           Title: President



                                        MARITAL TRUST I CREATED UNDER THE
                                        LEONARD MILLER AMENDED AND RESTATED
                                        REVOCABLE TRUST AGREEMENT DATED JUNE
                                        8, 2001


                                        By:/s/ Stuart A. Miller
                                           -------------------------------------
                                           Name:  Stuart A. Miller
                                           Title: Trustee


                                        THE MILLER CHARITABLE FUND, L.P.
                                        By: LMM Family Corp.
                                            its Sole General Partner


                                        By:/s/ Stuart A. Miller
                                           -------------------------------------
                                           Name:  Stuart A. Miller
                                           Title: President

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David W. Bernstein, his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, to sign in any and all capacities any and all amendments to this Statement on
Schedule 13D and to file the same with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting to such attorneys-in-fact and agents, and each of them, full power and authority to do all such other acts and execute all such other documents as they, or any of them, may deem necessary or desirable in connection with the foregoing, as fully as the undersigned might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.



                                        MFA LIMITED PARTNERSHIP
                                        By: LMM Family Corp.
                                            its General Partner


                                        By:/s/ Stuart A. Miller
                                           -------------------------------------
                                           Name:  Stuart A. Miller
                                           Title: President


                                        LMM FAMILY CORP.


                                        By:/s/ Stuart A. Miller
                                           -------------------------------------
                                           Name:  Stuart A. Miller
                                           Title: President



                                        MARITAL TRUST I CREATED UNDER THE
                                        LEONARD MILLER AMENDED AND RESTATED
                                        REVOCABLE TRUST AGREEMENT DATED JUNE
                                        8, 2001


                                        By:/s/ Stuart A. Miller
                                           -------------------------------------
                                           Name:  Stuart A. Miller
                                           Title: Trustee



                                        THE MILLER CHARITABLE FUND, L.P.
                                        By: LMM Family Corp.
                                            its Sole General Partner


                                        By:/s/ Stuart A. Miller
                                           -------------------------------------
                                           Name:  Stuart A. Miller
                                           Title: President


Dated: August 30, 2004